UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number:  1-14916

BROOKFIELD OFFICE PROPERTIES INC.

(Exact name of registrant as specified in its charter)

181 Bay Street, Suite 330, Brookfield Place

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 25, 2014	BROOKFIELD OFFICE PROPERTIES INC.

		By:	/s/ Michelle L. Campbell
		Name:	Michelle L. Campbell
		Title:	Vice President, Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Arrangement Agreement, dated April 24, 2014, among Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP, Brookfield Property Split Corp. and Brookfield Office Properties Inc.

99.2	Press release of Brookfield Property Partners L.P. and Brookfield Office Properties Inc. dated April 24, 2014.